UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1 to

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004
Commission File Number 0-99



PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

PROCESSED

JUN 1 0 2004

THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes _X_ No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No _X_

The following represents an English translation of the amended and restated financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended March 31, 2004, which was originally furnished to the Securities and Exchange Commission on May 25, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: _____
Octavio Ornelas Esquinca
Managing Director of Finance and Treasury

Date:

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT MARCH 31, 2004 AND 2003

(Thousands of Pesos)   **CONSOLIDATED**

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	TOTAL ASSETS	883,530,866	100	811,167,731	100
2	CURRENT ASSETS	188,326,820	22	141,565,005	17
3	CASH AND SHORT-TERM INVESTMENTS	82,171,104	9	33,692,818	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	35,166,012	4	39,129,036	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	43,180,193	5	39,353,140	5
6	INVENTORIES	27,809,511	3	29,390,011	4
7	OTHER CURRENT ASSETS	0	0	0	0
8	LONG - TERM	21,338,579	2	9,725,490	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	19,832,977	2	8,760,858	1
11	OTHER INVESTMENTS	1,505,602	0	964,632	0
12	PROPERTY, PLANT AND EQUIPMENT	548,052,166	62	531,043,046	65
13	PROPERTY	292,118,096	34	287,794,382	35
14	MACHINERY AND INDUSTRIAL	587,781,025	67	550,316,706	68
15	OTHER EQUIPMENT	38,991,685	4	35,730,615	4
16	ACCUMULATED DEPRECIATION	471,272,297	55	436,882,532	54
17	CONSTRUCTION IN PROCESS	100,433,657	12	94,083,875	12
18	DEFERRED ASSETS (NET)	4,679,695	1	7,509,713	1
19	OTHER ASSETS	121,133,606	14	121,324,477	15
20	TOTAL LIABILITIES	837,105,567	100	698,149,398	100
21	CURRENT LIABILITIES	133,537,621	16	112,381,343	16
22	SUPPLIERS	21,915,830	3	20,639,595	3
23	BANK LOANS	42,566,507	5	35,921,051	5
24	STOCK MARKET LOANS	23,169,015	3	6,367,834	1
25	TAXES TO BE PAID	31,148,559	4	32,304,331	5
26	OTHER CURRENT LIABILITIES	14,737,710	2	17,148,532	2
27	LONG - TERM LIABILITIES	382,779,946	46	298,698,151	43
28	BANK LOANS	171,949,065	21	153,612,179	22
29	STOCK MARKET LOANS	210,830,881	26	145,085,972	21
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	900,852	0	1,575,946	0
32	OTHER LIABILITIES	319,887,148	37	285,493,958	41
33	CONSOLIDATED EQUITY	46,425,299	100	113,018,333	100
34	MINORITY PARTICIPATION				
35	MAJORITARY CONSOLIDATED EQUITY	46,425,299	100	113,018,333	100
36	CONTRIBUTED EQUITY	83,914,402	181	83,914,402	74
37	PAID-IN CAPITAL STOCK (NOMINAL)	83,914,402	181	83,914,402	74
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	0	0	0	0
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	-37,489,103	-81	29,103,931	26
42	RETAINED EARNINGS AND CAPITAL RESERVE	-169,633,108	-365	-102,066,836	-90
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	133,137,092	287	126,456,507	112
45	NET INCOME FOR THE YEAR	-993,087	-2	4,714,260	4

4

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	82,171,104	100	33,692,818	100
46	CASH	18,688,423	23	14,249,774	42
47	SHORT-TERM INVESTMENTS	63,482,681	77	19,443,044	58
18	DEFERRED ASSETS (NET)	4,679,695	100	7,509,713	100
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	4,679,695	100	7,509,713	100
21	CURRENT LIABILITIES	133,537,621	100	112,381,343	100
52	FOREIGN CURRENCY LIABILITIES	60,314,413	45	37,567,538	33
53	MEXICAN PESOS LIABILITIES	73,223,208	55	74,813,805	67
24	STOCK MARKET LOANS	23,169,015	100	6,367,834	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	23,169,015	100	6,367,834	100
26	OTHER CURRENT LIABILITIES	14,737,710	100	17,148,532	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	14,737,710	100	17,148,532	100
27	LONG - TERM LIABILITIES	382,779,946	100	298,698,151	100
59	FOREIGN CURRENCY LIABILITIES	332,330,168	87	291,402,002	98
60	MEXICAN PESOS LIABILITIES	50,449,778	13	7,296,149	2
29	LONG TERM STOCK MARKET LOANS	210,830,881	100	145,085,972	100
61	BONDS	210,830,881	100	145,085,972	100
62	MEDIUM TERM NOTES	0	0	0	0
30	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	DEFERRED LOANS	900,852	100	1,575,946	100
65	NEGATIVE GOODWILL	0	0	0	0

5

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	900,852	100	1,575,946	100
32	OTHER LIABILITIES	319,887,148	100	285,493,958	100
68	RESERVES	315,394,245	99	281,059,859	98
69	OTHERS LIABILITIES	4,492,903	1	4,434,099	2
44	EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY	133,137,092	100	126,456,507	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	133,137,092	100	126,456,507	100
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	54,789,199	29,183,662
73	PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0

(*)   THESE CONCEPTS SHOULD BE EXPRESSED IN
UNITS.

7

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO MARCH 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	164,916,589	100	163,322,006	100
2	COST OF SALES	50,839,927	31	45,666,608	28
3	GROSS INCOME	114,076,662	69	117,655,398	72
4	OPERATING EXPENSES	12,842,289	8	11,487,232	7
5	OPERATING INCOME	101,234,373	61	106,168,166	65
6	TOTAL FINANCING COST	3,678,904	2	4,704,796	3
7	INCOME AFTER FINANCING COST	97,555,469	59	101,463,370	62
8	OTHER FINANCIAL OPERATIONS	-2,221,540	-1	-3,749,152	(2)
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	99,777,009	61	105,212,522	64
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	100,770,096	61	100,498,262	62
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	-993,087	-1	4,714,260	3
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	-993,087	-1	4,714,260	3
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	-993,087	-1	4,714,260	3
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	-993,087	-1	4,714,260	3
19	NET INCOME OF MINORITY INTEREST				
20	NET INCOME OF MAJORITY INTEREST	-993,087	-1	4,714,260	3

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO MARCH 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	164,916,589	100	163,322,006	100
21	DOMESTIC	101,777,064	62	96,460,709	59
22	FOREIGN	63,139,525	38	66,861,297	41
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	TOTAL FINANCING COST	3,678,904	100	4,704,796	100
24	INTEREST PAID	6,299,241	171	7,762,568	165
25	EXCHANGE LOSSES	2,402,081	65	4,508,883	96
26	INTEREST EARNED	1,485,674	40	3,956,890	84
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	-3,536,744	-96	-3,609,765	-77
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	OTHER FINANCIAL OPERATIONS	-2,221,540	100	-3,749,152	100
29	OTHER NET EXPENSES (INCOME) NET	-2,221,540	-100	-3,749,152	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	100,770,096	100	100,498,262	100
32	INCOME TAX	100,770,096	100	100,498,262	100
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS.

9

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
36	TOTAL SALES	636,819,951		581,000,314	
37	NET INCOME OF THE YEAR	-50,975,524		-12,571,244	
38	NET SALES (**)	636,819,951	.	581,000,314	
39	OPERATION INCOME (**)	368,390,531		344,608,607	
40	NET INCOME OF MAJORITY INTEREST (**)	-50,975,524		-12,571,244	
41	NET CONSOLIDATED INCOME (**)	-50,975,524		-12,571,244	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

10

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 1 TO MARCH 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	164,916,589	100	163,322,006	100
2	COST OF SALES	50,839,927	31	45,666,608	28
3	GROSS INCOME	114,076,662	69	117,655,398	72
4	OPERATING EXPENSES	12,842,289	8	11,487,232	7
5	OPERATING INCOME	101,234,373	61	106,168,166	65
6	TOTAL FINANCING COST	3,678,904	2	4,704,796	3
7	INCOME AFTER FINANCING COST	97,555,469	59	101,463,370	62
8	OTHER FINANCIAL OPERATIONS	-2,221,540	-1	-3,749,152	-2
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	99,777,009	61	105,212,522	64
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	100,770,096	61	100,498,262	62
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	-993,087	-1	4,714,260	3
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	-993,087	-1	4,714,260	3
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	-993,087	-1	4,714,260	3
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	-993,087	-1	4,714,260	3
19	NET INCOME OF MINORITY INTEREST				
20	NET INCOME OF MAJORITY INTEREST	-993,087	-1	4,714,260	3

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO MARCH 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	164,916,589	100	163,322,006	100
21	DOMESTIC	101,777,064	62	96,460,709	59
22	FOREIGN	63,139,525	38	66,861,297	41
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	TOTAL FINANCING COST	3,678,904	100	4,704,796	100
24	INTEREST PAID	6,299,241	171	7,762,568	165
25	EXCHANGE LOSSES	2,402,081	65	4,508,883	96
26	INTEREST EARNED	1,485,674	40	3,956,890	84
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	-3,536,744	-96	-3,609,765	-77
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	OTHER FINANCIAL OPERATIONS	-2,221,540	100	-3,749,152	100
29	OTHER NET EXPENSES (INCOME) NET	-2,221,540	-100	-3,749,152	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	100,770,096	100	100,498,262	100
32	INCOME TAX	100,770,096	100	100,498,262	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***)   THOUSANDS OF DOLLARS

12

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO MARCH 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	-993,087	4,714,260
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	11,072,480	25,429,663
3	CASH FLOW FROM NET INCOME OF THE YEAR	10,079,393	30,143,923
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-27,926,990	-19,991,631
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	-17,847,597	10,152,292
6	CASH FLOW FROM EXTERNAL FINANCING	33,881,382	3,603,878
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	CASH FLOW GENERATED (USED) BY FINANCING	33,881,382	3,603,878
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	-8,347,819	-26,399,155
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	7,685,966	-12,642,985
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	74,485,138	46,335,803
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	82,171,104	33,692,818

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	11,072,480	25,429,663
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	8,800,585	6,625,225
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	10,763,818	9,744,701
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	-8,491,923	6,859,291
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	2,200,446
40	+(-) OTHER ITEMS NOT RELATED TO EBITDA	0	0
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-27,926,990	-19,991,631
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-7,033,559	-20,006,157
19	+(-) DECREASE (INCREASE) IN INVENTORIES	98,553	-3,589,923
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-9,808,177	-812,779
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	-12,150,797	-10,271,700
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	966,990	14,688,928
6	CASH FLOW FROM EXTERNAL FINANCING	33,881,382	3,603,878
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	235,259	5,840,586
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	46,823,819	26,774,952
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	-12,313,427	-18,590,697
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	-864,269	-10,420,963
7	CASH FLOW FROM INTERNAL FINANCING	0	0
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

14

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	-8,347,819	-26,399,155
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-8,347,819	-26,399,155
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

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STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

RATIOS

Final printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
	YIELD				
1	NET INCOME TO NET SALES	-0.60	%	-2.89	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	-109.80	%	-11.12	%
3	NET INCOME TO TOTAL ASSETS (**)	-5.85	%	-1.55	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	-25.03	%	-41.09	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-356.14	%	76.57	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.73	times	0.72	times
7	NET SALES TO FIXED ASSETS (**)	1.19	times	1.09	times
8	INVENTORIES ROTATION (**)	7.51	times	7.10	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	17	days	19	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.43	%	9.11	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	94.75	%	86.07	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	18.03	times	6.18	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	46.91	%	47.12	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	69.85	%	56.25	%
15	OPERATING INCOME TO INTEREST PAID	16.07	times	13.68	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.77	times	0.83	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.41	times	1.26	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.20	times	1.00	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.22	times	0.20	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	61.53	%	29.98	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.11	%	18.46	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-16.74	%	-12.24	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	-2.78	times	1.31	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

16

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MEXICAN STOCK EXCHANGE

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

Final printing

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
8	CARRYNG VALUE PER SHARE	$0	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$	$
10	DIVIDEND IN SHARES PER SHARE	shares	shares
11	MARKET PRICE TO CARRYING VALUE	times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1   YEAR: 2004

PETROLEOS MEXICANOS

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

Final printing

MANAGEMENT DISCUSSION AND ANALYSIS
ON THE RESULTS OF OPERATIONS AND FINANCIAL SITUATION OF THE ENTITY

Financial highlights

Pemex, Mexico's oil and gas company and the world's 8th largest integrated oil and gas company[1], announced its unaudited consolidated financial results for the three months ending March 31, 2004

✦ Total sales increased 1%, compared to the first quarter of 2003, reaching Ps. 164.9 billion (US$14.8 billion)[2]
✦ Crude oil exports averaged 1,815 Mbd, up 1% from the first quarter of 2003
✦ Income before taxes and duties declined 5% from the first quarter of 2003, to Ps. 99.8 billion (US$8.9 billion)
Net income in the first quarter of 2004 decreased Ps. 5.7 billion, with respect to first quarter of 2003, leading to a loss of Ps. (1) billion (US$(0.1) billion)

Operational highlights

Total hydrocarbons production during the first quarter of 2004 totaled 4,806 thousand barrels of crude oil equivalent per day, 2% greater than the production achieved during the first quarter of 2003:

✦ Crude oil production increased 2%, totaling 3,382 thousand barrels per day (Mbd)
✦ Natural gas production rose 3% to 4,557 million cubic feet per day (MMcfd)
✦ Natural gas liquids production increased 5% to 439 Mbd

During the first quarter of 2004, gas flaring was 4% of total natural gas production.

Operating items

---

[1] According to the *Petroleum Intelligence Weekly* Ranking 2003.
[2] Amounts in US dollars are translated at the March 31, 2004 exchange rate of Ps. 11.1748 per US dollar.

Exploration and production

During the first three months of 2004, crude oil and natural gas production totaled 3,382 Mbd and 4,557 MMcfd, respectively. Heavy crude oil represented 72% of the period's total crude oil production, while non-associated natural gas was 33% of the period's total natural gas production.

An offshore gas treatment facility within the Akal C complex in Cantarell began its test phase during the first quarter of 2004.

The facility has a treatment capacity of 900 MMcfd; it is expected that during 2004 it will begin operating at approximately 50% of its capacity. The facility is expected to operate at full capacity by early 2005.

The facility, operating at full capacity, will allow Pemex to reduce its gas flaring to approximately 2% of total natural gas production. During the first quarter of 2004, due to the partial operation of the facility in its test phase, gas flaring was 4% of total natural gas production, compared to 5% in the first quarter of 2003.

During the first quarter of 2004, exploration drilling activity rose from 13 to 25 exploration wells, or 92%, compared to the first quarter of 2003. Additionally, development drilling activity rose from 97 to 152 development wells, or 57%, (see figure 1).

Gas and basic petrochemicals

In March 2004, Pemex began operations of one modular cryogenic plant at the Burgos gas processing center in northern Mexico. A second modular cryogenic plant, at the same gas processing center, is expected to begin operations in 2004. Each plant has a processing capacity of 200 MMcfd.

The operation of these cryogenic plants will allow Pemex to recover the liquid hydrocarbons associated to the natural gas produced in the Burgos basin, and thus, increase the exports of naphthas and decrease the imports of liquid petroleum gas (LPG).

Refining

During the first quarter of 2004, the production of refined products totaled 1,580 Mbd, a similar to figure of the comparable period of 2003. Diesel production rose 13% whereas gasolines and fuel oil production declined 4% and 10%, respectively. The increase of diesel production and the decline of gasolines' were due to higher processing of heavy crude oil in the Mexican refineries.

During the first quarter of 2004, the production of refined products totaled 1,580 Mbd, a similar to figure of the comparable period of 2003. Diesel production rose 13% whereas gasolines and fuel oil production declined 4% and 10%, respectively. The increase of diesel production and the decline of gasolines' were due to higher processing of heavy crude oil in the Mexican refineries.

The number of franchise gas stations rose 11%, from 5,883 as of March 31, 2003, to 6,481 as of March 31, 2004.

Petrochemicals

During the first quarter of 2004, total petrochemicals production rose 1%, from 2,532 thousand tons (Mt) in the first quarter of 2003, to 2,547 Mt.

In particular, with respect to the first quarter of 2003, the production of higher value added petrochemicals, such as ethylene, styrene and ammonia increased 6%, 8% and 23%, respectively.

International trade

In the first quarter of 2004, Pemex's crude oil exports averaged 1,815 Mbd, 1% higher than the registered in the first quarter of 2003. Approximately 87% of the total crude oil exports consisted of heavy crude oil (Maya) and the rest of light and extra-light crude oils (Istmo and Olmeca).

79% of the total crude oil exports were allocated to the United States of America, while the remaining 21% were distributed to Europe, the Far East, and to the rest of America.

In general, the exports to the United States of America have increased from 74%, in the first quarter of 1995, to 79% in the first quarter of 2004. This is a result of the favorable trade logistics in the United States of America.

During the first quarter of 2004, the weighted average export price of the Mexican crude oil basket was US$27.06 per barrel, compared to US$26.81 per barrel in the first quarter of 2003.

Exports of refined products in the first quarter of 2004 totaled 176 Mbd; 13% less than the comparable period in 2003. Exports of refined products were mainly long residue, diesel and jet fuel. Exports of petrochemicals increased 26% to 254 Mt.

Imports of refined products in the first quarter of 2004 declined 7%, to 292 Mbd, with respect to the comparable period of 2003. Likewise, imports of petrochemicals decreased 70% to 44 Mt. Natural gas imports ascended to 739 MMcfd, compared to 649 MMcfd in the first quarter of 2003.

Financial results as of March 31, 2004

Total sales

Pemex reported total gross sales (including the special tax on production and services, IEPS) of Ps. 164.9 billion (US$14.8 billion) for the first quarter 2004, compared to Ps. 163.3 billion in the corresponding period of 2003. This variation represents an increase of 1% at constant pesos as of March 31, 2004.

Total domestic sales (including IEPS) increased to Ps. 101.8 billion (US$9.1 billion), 6% above the Ps. 96.5 billion realized in the first quarter of 2003:

- Sales of refined products without IEPS grew 9%, from Ps. 57.4 billion in the first quarter of 2003, to Ps. 62.6 billion (US$5.6 billion). The sales volume related to these sales increased 3%, rising from 1,656 Mbd to 1,711 Mbd. The IEPS tax generated decreased 9%, from Ps. 21.8 billion to Ps. 19.8 billion (US$1.8 billion)
- Natural gas sales rose 10%, from Ps. 14.1 billion to Ps. 15.5 billion (US$1.4 billion). Natural gas sales volume increased 8%, from 2,541 MMcfd to 2,755 MMcfd.

- Petrochemical sales increased 19%, from 3.2 billion to Ps. 3.8 billion (US$0.3 billion). Petrochemicals sales volume grew 4%, from 800 Mt to 833 Mt, compared to the same quarter of 2003.

Export sales declined to Ps. 63.1 billion (US$5.7 billion), 6% below the export sales registered in the first quarter of 2003 of Ps. 66.9 billion.

- Crude oil export sales declined 1%, from Ps. 49.5 billion to Ps. 48.9 billion (US$4.4 billion). Crude oil export sales volume rose 1%, from 1,802 Mbd to 1,815 Mbd, whereas the price, in constant pesos as of March 31, 2004, decreased 3%.
- Refined products export sales declined 20%, from Ps. 17 billion to Ps. 13.6 billion (US$1.2 billion). Refined products export sales volume fell 13%, from 202 Mbd to 176 Mbd, and the price, in constant pesos as of March 31, 2004, decreased 9%.
- Petrochemical products export sales increased 71%, from Ps. 0.4 billion to Ps. 0.6 billion (US$0.1 billion). The sales volume related to these sales grew 26%, from 202 Mt to 254 Mt, and the price, in constant pesos as of March 31, 2004, rose 36%.

Costs and operating expenses

Costs and operating expenses increased 11%, with respect to the first quarter of 2003, reaching Ps. 63.7 billion (US$5.7 billion).
Cost of sales increased 11%, or Ps. 5.2 billion (US$0.5 billion) to Ps. 50.8 billion (US$4.6 billion). The increase is mainly integrated by the following variations:

- Ps. 3 billion (US$0.3 billion) in conservation and maintenance costs
- Ps. 4.1 billion (US$0.4 billion) in the valuation of crude oil and refined products inventories
- Ps. 2.2 billion (US$0.2 billion) in depreciation and amortization expenses
- Ps. 1.3 billion (US$0.1 billion) in exploration expenses
  An offsetting effect of Ps. 3.8 billion (US$0.3 billion) in maquila product expenses and purchases of imported products.

Transportation and distribution expenses increased 16%, from Ps. 3.6 billion in the first quarter of 2003 to Ps. 4.1 billion (US$0.4 billion).

Administrative expenses increased 10%, from Ps. 7.9 billion in the first quarter of 2003 to Ps. 8.7 billion (US$0.8 billion) in the comparable period of 2004.

Cost of the reserve for retirement payments, pensions and indemnities increased 10%, from Ps. 9.8 billion in the first quarter of 2003 to Ps. 10.8 billion (US$1 billion) in the corresponding period of 2004.This cost is distributed amongst the cost of sales, the transportation and distribution expenses and the administrative expenses.

Operating Income

The operating income in the first quarter of 2004 totaled Ps. 101.2 billion (US$9.1 billion), 5% below the comparable figure of the first quarter of 2003 of Ps. 106.2 billion.

Comprehensive financing cost

The comprehensive financing cost decreased 22% in the first quarter of 2004, with respect to the same period of 2003, from Ps. 4.7 billion to Ps. 3.7 billion (US$0.3 billion).

Net interest expense increased 26%, to Ps. 4.8 billion (US$0.4 billion) in the first quarter of 2004 from Ps.3.8 billion in the comparable period of 2003.

Foreign exchange loss reached Ps. 2.4 billion (US$0.2 billion), compared to a foreign exchange loss of Ps. 4.5 billion in the first quarter of 2003. This resulted in a decrease of 47%.

The monetary gain for the first quarter of 2004 was Ps. 3.5 billion (US$0.3 billion), during the comparable period of 2003, the monetary gain was Ps. 3.6 billion, this results in a 2% decrease of the account.

Other expenses (revenues)

During the first quarter of 2004, other net revenues declined 41% to Ps. 2.2 billion. (US$0.2 billion), in the first quarter of 2003, other net revenues totaled Ps. 3.7 billion. The reduction is due mainly to the recognition of the impairment on the value of fixed assets in accordance to the Bulletin C-15 "Impairment on the value of fixed assets and its disposal".

Income before taxes and duties
Income before taxes and duties during the first quarter of 2004 was Ps. 99.8 billion (US$8.9 billion), 5% lower than the Ps. 105.2 billion observed in the same period of 2003.

Taxes and duties

Pemex's taxes and duties payment is equivalent to 60.8% of its total sales plus the duty for infrastructure in exploration, gas, refining and petrochemicals.

During the first quarter of 2004, taxes and duties (including IEPS) remained on the same levels as in the comparable quarter of 2003, Ps. 100.8 billion (US$9 billion) vs. Ps. 100.5 billion, respectively.

The duty for infrastructure in exploration, gas, refining and petrochemicals replaces the prior excess gains duty and is 39.2% of those revenues from crude oil export sales in excess of a threshold crude oil price set by the Mexican Government. In 2003, the threshold price was US$18.35 per barrel while in 2004 equals US$20 per barrel.

The calculation of this duty is equal to that of the excess gains duty to witch Pemex was subject. Pemex paid Ps. 6.2 billion (US$0.6 billion) in the first quarter of 2004, 34% above the Ps. 4.6 billion paid in the comparable period of 2003.

The Income Law (Ley de Ingresos de la Federación[3]) for the fiscal year 2004 establishes that: "the amount that derives from the duty... will be allocated to the investment in infrastructure in exploration, gas, refining and petrochemicals that Petroleos Mexicanos and its subsidiary entities perform".

The mechanics for the reimbursement of this duty are in the process of definition. Thus, there has not been recognition of its potential revenues.

---

[3] Fraction XI "Aprovechamiento para Obras de Infraestructura en Materia de Exploración, Gas, Refinación y Petroquímica", of the Article 7, Chapter II "De las Obligaciones de Petróleos Mexicanos".

Net loss

In the first quarter of 2004, Pemex realized a net loss of Ps. (1) billion (US$(0.1) billion), compared to a net income of Ps.4.7 billion in the comparable quarter of 2003. This difference represents a reduction of 121%.

The increase of Ps. 5.7 billion (US$0.5 billion) in the net loss is explained by:

- A positive effect from an increase in total sales of Ps. 1.6 billion (US$0.1 billion)
- A negative effect from an increase in costs and expenses of Ps. 6.5 billion (US$0.6 billion)
- A positive effect from a decrease in the comprehensive financing cost of Ps. 1 billion (US$0.1 billion)
- A negative effect from a decrease in the other net revenues account of Ps. 1.5 billion (US$0.1 billion)
  A negative effect from an increase in taxes and duties of Ps. 0.3 billion (US$0.02 billion)

EBITDA

During the first quarter of 2004, EBITDA declined 2%, from Ps. 94.8 in the first quarter of 2003 to Ps. 92.4 billion (US$8.3 billion).

Depreciation and amortization expenses were Ps. 8.8 billion (US$0.8 billion) compared to Ps. 6.6 billion in the first quarter of 2003. The 33% increase over the comparable quarter of 2003 is due to new investments.

The EBITDA margin (EBITDA / total sales excluding IEPS) declined to 64% from 67% in the same quarter of the prior year.

Total assets

As of March 31, 2004, total assets increased 8.9%, to Ps. 883.5 billion (US$79.1 billion) with respect to the first quarter of 2003.

- Current assets increased 33%, reflecting higher levels of cash
- Fixed assets increased 3.2%, reflecting new investments
  Other assets increased 6%, largely as the result of the calculation of the intangible asset for

  labor liabilities.

Total liabilities

Total liabilities increased 20%, to Ps. 837.1 billion (US$74.9 billion), with respect to the first quarter of 2003.

- Short-term liabilities increased 19%, to Ps. 133.5 billion (US$12 billion), as a result of the increase of short-term documented debt
- Long-term liabilities increased 20%, to Ps. 703.6 billion (US$63 billion), due to the increase of long-term documented debt and the reserve for retirement payments, pensions and seniority premiums

  Total debt is discussed in greater length below under "Financing Activities" section.

The reserve for retirement payments, pensions and seniority premiums increased 8% to Ps. 300.8 billion (US$26.9 billion) from Ps. 278.3 billion in the comparable quarter of 2003.

The increase of Ps. 22.5 billion (US$2 billion) is integrated by:

- Ps. 23.2 billion (US$2.1 billion) caused by the annual increase of population, seniority, salaries, pensions and other post-retirement benefits
- Ps. 5.1 billion (US$0.5 billion) due to a decrease of one year in the funding period, and
  An offsetting effect of Ps. 5.8 billion (US$0.5 billion) from an increase in the funding of the pension plan assets.

Equity

As of March 31, 2003, Pemex's equity declined 59%, or Ps. 66.6 billion, to Ps 46.4 billion (US$4.2 billion). The reduction is primarily explained by:

- The positive effect of the net value of the restatement of equity of Ps. 6.7 billion (US$0.6 billion)
- The increase of the accumulated net losses of Ps. 57.1 billion (US$5.1 billion) that, among others, include the payment of the minimum guaranteed dividends of Ps. 10 billion in May 2003.

Financing activities

Financing needs

In 2004, Pemex's financing program for Pidiregas projects contemplates raising between US$7 and US$8 billion to be allocated as follows:

- US$2 - US$2.5 billion in foreign capital markets
- US$2 - US$2.5 billion in the Mexican capital market
- US$1.8 billion in bank loans
- US$1.3 billion in ECA's

Capital markets

During 2004, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by, Pemex, has not made any issuance.

On January 30, 2004, Pemex, through the Mexican Trust F/163, established by Pemex under Mexican laws, reopened its peso bond issuances of October 24, 2003, in the following amounts:

- Ps. 4 billion of floating rate instruments due 2007
- Ps. 5 billion of floating rate instruments due 2009
- Ps. 2.5 billion of 8.38% instruments due 2010

In addition, as part of the amplification of the peso bond program, on March 26, 2004, Pemex reopened, for second time, its October 2003 issuances with the following amounts:

- Ps. 6 billion of floating rate instruments due 2007
- Ps. 6 billion of floating rate instruments due 2009
- Ps. 2.7 billion of 8.38% instruments due 2010

Considering the first peso bond issuance of October 24, 2003 and the reopenings of January and March, 2004, the aggregate amount of the peso bonds issuances totals Ps. 32.7 billion, distributed as follows:

- Ps. 13 billion of floating rate instruments due 2007
- Ps. 13.5 billion of floating rate instruments due 2009
  Ps. 6.2 billion of 8.38% instruments due 2010

On January 26, 2004, RepCon Lux S.A., a financing vehicle formed in Luxemburg, issued US$1.37 billion of 4.5% guaranteed exchangeable bonds due 2011.

These bonds are guaranteed by Pemex and are exchangeable for shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

Total debt

As of March 31, 2004, total consolidated debt including accrued interest was Ps. 448.5 billion (US$40.1 billion). This figure represents an increase of 32%, or Ps.107.5 billion, compared to the recorded in March 31, 2003. Total debt includes:

- Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust and the Trust F/163
- Notes payable to contractors
- Sale of future accounts receivable

Total debt with a remaining maturity of less than twelve months was Ps. 65.7 billion (US$5.9 billion) as of March 31, 2004, including:

- Ps. 63.8 billion (US$5.7 billion) in documented debt
- Ps. 1.9 billion (US$0.2 billion) in notes payable to contractors

As of March 31, 2003, the corresponding amounts were Ps. 40.4 billion and Ps. 1.9 billion, respectively. The total amount was Ps. 42.3 billion.
Total long-term debt as of March 31, 2004 was Ps. 382.8 billion (US$34.3 billion). This figure includes:

- Ps. 330.1 billion (US$29.5 billion) in documented debt
- Ps. 13.1 billion (US$1.2 billion) in notes payable to contractors
- Ps. 39.5 billion (US$3.5 billion) in sale of future accounts receivable

As of March 31, 2003 these figures were Ps. 235.9 billion, Ps. 14.7 billion and Ps. 48 billion, respectively. The total amount was Ps. 298.7 billion.
The ratio of EBITDA to gross interest expense was 14.7 as of March 31, 2004 compared to 12.2 as of March 31, 2003.

Total debt/EBITDA was 4.9 as of March 31, 2004 and 3.6 as of March 31, 2003.

Pemex is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploración y

Producción, Pemex Refinación, Pemex Gas y Petroquímica Básica and Pemex Petroquímica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the March 31, 2004 exchange rate of Ps. 11.1748 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in Pemex most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the Pemex Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA is a non-GAAP measure, which is calculated as described above. It is presented because Pemex believes that it is a widely accepted financial indicator of its ability to service or incur debt. EBITDA should not be considered as an indicator of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

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PETROLEOS MEXICANOS

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

CONSOLIDATED

Final printing

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

MARCH 31, 2004 AND 2003

(Amounts expressed in thousands of pesos of March 31,2004 Purchasing power and thousands of U.S. dollars)

1. Basis of presentation

The interim consolidated financial statements of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies (collectively, "PEMEX"), as of March 31, 2004 and 2003 and for the three-month periods ended March 31, 2004 and 2003, are unaudited. In the opinion of management, all adjustments (consisting principally of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements have been included herein. The results of interim periods are not necessarily indicative of results for the entire year.

For the purposes of these interim unaudited consolidated financial statements , certain information and disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with PEMEX's consolidated audited financial statements and notes thereto for the years ended December 31, 2003 and 2002.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or "MIPA"). Until the 2002 fiscal year the recognition of inflation, was made in accordance with Financial Reporting Standard ("NIF") 06-BIS "A" Section A as issued by the Ministry of

1

Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"). In January 2003, the SHCP authorized to PEMEX to recognize the effects of inflation in accordance with NIF-06 BIS "A" Section C, beginning in the year 2003, by which PEMEX had to adopt Bulletin B-10, "Recognition of the effects of inflation on financial information" ("Bulletin B-10") at the end of 2003. In accordance with such accounting principles, the financial statements as of March 31, 2003 were prepared in accordance with the same accounting principles as of March 31, 2004.

Beginning in 2004, PEMEX changed its accounting policy related to operations in connection with the exploration and drilling wells activities, in substitution of the accounting treatement throuhg the reserve for exploration and depletion of fields.

Bulletin C-15 "Impairment and disposal of long lived assets", issued by the Mexican Institute of Public Accountants, became effective on January 1°, 2004 . At March 31, 2004 PEMEX has recognized a decrease in the value of its fixed assets.

3. Accounts, notes receivable and other.

At March 31, 2004 and 2003 accounts, notes receivable and other amounts are as follows:

	2004	2003
Trade-domestic	Ps. 29,079,651	Ps. 34,001,736
Trade-foreign	8,131,367	7,122,952
Pemex Finance, Ltd	8,102,681	8,150,745
Mexican Government advance payments on minimum guaranteed dividends	12,725,628	12,787,320
Other accounts receivable	22,351,884	18,415,075
Less: allowance for doubtful accounts	(2,045,006)	(1,995,652)
	Ps. 78,346,205	Ps. 78,482,176

4. **Inventories**

At March 31, 2004 and 2003, inventories are as follows:

	2004	2003
Crude oil, refined products, derivatives and petrochemical products	Ps. 24,804,829	Ps. 25,727,718
Materials and supplies in stock	3,770,518	3,975,205
Materials and products in transit	1,002,994	1,872,854
Less: allowance for slow-moving inventory and obsolescence reserve	(1,768,830)	(2,185,766)
	Ps. 27,809,511	Ps. 29,390,011

28

5. Properties and equipment

At March 31, 2004 and 2003, the components of this caption, net of accumulated depreciation and amortization, are as follows:

	2004	2003
Land	Ps. 38,343,040	Ps. 38,694,253
Buildings	14,250,168	14,907,035
Wells and field assets	99,117,716	103,598,878
Plants, furnishings and equipment	251,031,334	240,811,175
Offshore platforms	42,753,007	37,947,252
	445,495,265	435,958,593
Fixed assets pending disposition	1,978,647	830,288
Construction spares	144,597	170,290
Construction in progress	100,433,657	94,083,875
Total	Ps. 548,052,166	Ps. 531,043,046

As of December 31, 2003, properties and equipment are expressed at their restated value, determined by applying factors computed from the National Consumer Price Index ("NCPI") (in 2002 applying specific indexes based on technical studies).

Depreciation and amortization expense recorded in operating expenses for the three-month periods ended March 31, 2004 and 2003 was Ps.8,800,585 and Ps. 6,625,225, respectively. Accumulated depreciation and amortization at March 31, 2004 and 2003 was Ps. 483,258,569 and Ps. 436,882,532, respectively.

6. Debt

During the three-month period ended March 31, 2004, significant financing operations were as follows:

a. Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $ 28,500. In the same period, the Master Trust obtained U.S. $ 100,400 in loans from several financial institutions guaranteed by export credit agencies to finance PIDIREGAS projects.

b. In addition, on January 30, 2004, Petróleos Mexicanos through Fideicomiso F/163 ("Fideicomiso F/163"), and under its Ps. 20,000,000 peso bond program approved by Comisión Nacional Bancaria y de Valores issued a total of Ps. 11,500,000; the issuance was a reopening of its first peso bond issuances and was made in three tranches:

Ps. 4,000,000 of notes due October 18, 2007, bearing interest at the 91-day Cetes (treasury bill) rate plus 67 basis points;

Ps. 5,000,000 of notes due October 8, 2009, bearing interest at the 182-day Cetes rate plus 65 basis points; and

Ps. 2,500,000 of 8.38% notes due October 14, 2010;

c. Petróleos Mexicanos through Fideicomiso F/163 ("Fideicomiso F/163"), and under its increased to Ps. 40,000,000 peso bond program approved by Comisión Nacional Bancaria y de Valores issued a third issuance for Ps. 14,672,000; the issuance was a reopening of its first peso bond issuances and was made in three tranches:

Ps. 6,000,000 of notes due October 18, 2007, bearing interest at the 91-day Cetes (treasury bill) rate plus 67 basis points;

Ps. 6,000,000 of notes due October 8, 2009, bearing interest at the 182-day Cetes rate plus 65 basis points; and

Ps. 2,672,000 of 8.38% notes due October 14, 2010; and

d. On March 30, 2004, Petróleso Mexicanos, through Fideicomiso F/163 entered into a loan due from 2005 to 2009 in the amount of Ps. 4,000,000, at a floating rate plus 0.40%, from a Mexican commercial bank for use in financing PIDIREGAS ;

e. On January 26, 2004, RepCon Lux S.A., a financing vehicle formed in Luxemburg, issued US$1,370,000 of 4.5% guaranteed exchangeable bonds due 2011. These bonds are guaranteed by Pemex and are exchangeable for shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

7. Comprehensive loss

Comprehensive loss for the three-month periods ended March 31, 2004 and 2003 is analyzed as follows:

	2004	2003
Net (loss) income for the period	(Ps 993,087)	Ps 4,714,260
Effect of restatement in the period – Net	839,208	(117,680)
Net increase in specific oil-field exploration and depletion reserve	-	2,888,535
Other equity movements (1)		
Comprehensive income (loss) for the period	Ps. (153,879)	Ps 7,485,115

(1) Represents primarily translation adjustments from non-Mexican subsidiaries.

4

8. Foreign Currency Position

PEMEX has the following assets and liabilities denominated in foreign currencies, which are stated in pesos at the exchange rate prevailing at March 31, 2004 and 2003:

| | Amounts in foreign currency (Thousands) | | | | |
	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
March 31, 2004:					
U.S. dollars	5,251,809	(33,379,915)	(28,128,106)	11.1748	(Ps $314,325,960))
Japanese yen	-	(202,197,220)	(202,197,220)	0.1075	(21,736,201)
Pounds sterling	257	(467,704)	(467,447)	20.565	(9,613,038)
Swiss Francs	-	(31,170)	(31,170)	8.8273	(275,009)
Dutch Guilders	-	-	-	-	-
Euros	1,119,220	(3,884,505)	(2,765,285)	13.73606	(37,984,116)
Net-short position, before foreign-currency hedging					(Ps. 383,934,324)
March 31, 2004:					
U.S. dollars	4,536,790	(29,736,599)	(25,199,810)	10.7889	(Ps. 271,878,225)
Japanese yen	-	(214,925,255)	(214,925,255)	0.09095	(19,547,452)
Pounds sterling	264	(378,572)	(378,308)	17.0432	(6,447,583)
Swiss Francs	-	(617)	(617)	7.97343	(4,917)
Dutch Guilders	-	-	-	5.33641	-
Euros	379,660	(1,436,211)	(1,056,551)	11.7599	(12,424,937)
Net-short position, before foreign-currency hedging					(Ps. 310,303,111)

9. Commitments and Contingencies

a. PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the event of being resolved in favour of the dismissed personnel, would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results of operations.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrochemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement

environmental remedy and improvement plans. Such plans consider remedy for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded obligations for environmental remediation as of March 31, 2004 and 2003 of Ps. 1,926,876 and Ps. 2,199,755, respectively. These liabilities are included in the "Reserve for sundry creditors and others", in the Balance Sheet.

c. PEMEX, through its subsidiaries PMI and PMI-NASA, has executed several long-term purchase and sale contracts for crude oil with foreign companies within international markets. Terms and condition of contracts are specific for each customer and its duration in certain contracts have no expiration and existing in some cases, minimum mandatory periods.

d. At December 31, 2003, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of $15,736,143. At December 31, 2003, PEMEX has accrued $1,339,740 related to those contingencies for which management believes that the outcome will be unfavorable. Management estimates that as of March 31, 2004 such amount has not significantly changed.

e. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 (Ps. 890,745). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 (Ps. 51,416). In other hand, PEMEX will sued the supplier for the U.S. $4,949 (Ps. 55,607) for unsatisfactory work. The first resolution of the Judge determined that PEMEX had to pay U.S. $4,000 (Ps. 44,944), plus interest generated since the date the payment was ceased. PEMEX appealed against said resolution, which resolution is pending.

f. PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015. At March 31, 2004, the value of the nitrogen to be supplied during the term of the contract is approximately $21,861,620. In the event of the annulment of the contract for causes attributable to PEMEX, this entity would be required to purchase the nitrogen production plant in accordance with said contract.

g. The Comisión Federal de Competencia ("Federal Competition Commission") handed down a resolution against PEMEX for presumed monopolistic policies relative to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- Report the resolution handed down by the Federal Competition Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, because it was challenged through an appeal for review. A ruling thereon has not been handed down yet. Consequently, PEMEX has not accrued any reserve for this concept.

h. At December 31, 2003, PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 176,652,164. These contracts are for the development of PIDIREGAS and, therefore, subject to standards required in NIF-09-B. Management estimates that this amount has not changed significally at March 31, 2004.

i In the normal course of business, PEMEX is named in a number of lawsuits of various natures. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavourable decision is probable and the amount is reasonable estimable. PEMEX does not believe a materially unfavourable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made accruals.

j. Due to the non fulfillment of the terms agreed between the parts involved in Contrato de Obra Pública Financiada (Financed Public Construction Contract) and the Contrato de Obra Pública a Precios Unitarios (Unit Price Public Construction Contract) signed with Conproca and accounted for under PIDIREGAS, PEMEX is facing a lawsuit before the International Arbitration Court of the International Chamber of Commerce located in Paris, France, due to the lawsuit filed by Conproca, being PEMEX the sued party.

As a result of the lawsuit above, PEMEX was required to pay U.S. $648,000 for the alleged non-fulfillment of diverse contracts and agreements between Conproca and PEMEX. The amount awarded Conproca is for additional contract work, indemnities and additional expenses incurred and not refunded by PEMEX. Subsequently, PEMEX filed a counterclaim against Conproca in relation to the non-fulfillment of contracts and agreements in the Cadereyta Project. The amount of the counterclaim is U.S. $919,200, as such, no provision has been recorded as of December 31, 2003 in relation to the lawsuit.

10. Business segment information

PEMEX's primary business is the exploration for and production of crude oil and natural gas and the refining and marketing of petroleum products. Main data by business segment without considering eliminations for the consolidated financial statements are as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary companies
For period ended March 31, 2004					
Net sales:					
- Trade	Ps.$48,938,088	Ps. 75,243,173	Ps.$28,743,137	Ps$3,869,127	Ps.$77,652,028
- Intersegment	67,439,697	3,647,607	11,254,603	1,041,803	4,824,155
Operating income	87,261,666	14,274,794	2,751,215	(2,149,633)	416,274
Net loss	690,260	(5,314,037)	1,635,049	(2,263,181)	2,139,178
Total assets	656,094,127	272,860,074	93,011,876	48,163,726	857,751,306
For ended March 31, 2003					
Net sales:					
- Trade	Ps.$49,511,725	Ps.$72,645,987	Ps.$26,656,991	Ps. $3,003,837	Ps.$87,399,822
- Intersegment	69,083,433	3,231,730	12,607,179	1,124,939	4,446,731
Operating income	94,407,829	13,725,342	278,621	(2,919,141)	918,857
Net loss	18,350,097	(11,877,602)	2,409,085	(3,173,672)	4,401,431
Total assets	460,812,209	203,218,781	85,698,109	35,636,195	814,851,528

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER:1 YEAR: 2004

PETROLEOS MEXICANOS

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

Final printing

COMPANY NAME (1)	MAIN ACTIVITIES (1)	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00	34,920	146,110
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00	22,676	1,253,592
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	269,015
P.M.I. Holdings B.V.	Holding	40	100.00	79	-609,286
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	1,156,954
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	1,254,615
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00	17,509	65,787
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	431,791
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments in Subsidiaries				134,086	3,968,578
AFFILIATES					
Repsol YPF	Oil & gas company	58,679,799	0.00	0	13,617,584
Deer Park Refining Limited	Refining company	1	0.00	0	3,756,661
Mexicana de Lubricantes, S.A. de C.V. (Mexlub)	Lubricants trader	17,879,561	46.80	178,796	135,910
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	753,037
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	866,808
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60.00	8,152	84,329
Pan American Suphur Company, Ltd.	Sulphuric liquid storage and distribution	1,498	99.87	5,271	9,950
Pasco Terminals	Sulphuric liquid storage and distribution	1,000	100.00	47,325	18,846
Other Investments		1	0.00	0	589,852
		0	0.00	0	0
Total Investments in Affiliates				695,290	19,832,977
OTHER PERMANENT INVESTMENTS					1,505,602
T O T A L					25,307,157

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

35

STOCK EXCHANGE CODE: PEMEX QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

1 of 3

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) – Time Interval						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) – Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANK LOANS (3)											0	0	0	0	0	0
FOREIGN TRADE											0	0	0	0	0	0
BANCA SERFIN S.A. (6) (11)	30/03/2009	6.22	444,444	3,555,556	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA-MEXICO,S.A.(BBV) (6) (11)	26/09/2005	6.50		2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO MERCANTIL DEL NORTE,S.A.GRUPO FIN. BANORTE (6) (11)	07/04/2006	6.52	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (6) (11)	18/09/2006	6.66		1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11)	18/12/2008	6.77	277,778	2,222,222	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11)	23/12/2008	6.25		4,945,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (7)	23/12/2008	8.40		2,055,000	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)	28/07/2006	6.65		1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (6) (11)	21/10/2004	6.48	4,500,000		2,234,960	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (8)	14/09/2004	2.14			223,496	0	3,352,440	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (7)	30/06/2018	5.44			223,496	0	446,992	223,496	223,496	2,123,212	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8)	30/11/2006	2.15			0	0	2,793,700	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8)	19/09/2013	3.05			55,874	55,874	167,622	111,748	111,748	558,740	0	0	0	0	0	0
BANOBRAS (1) (8)	28/12/2006	1.97			565,474	94,281	659,966	0	0	0	0	0	0	0	0	0
BANOBRAS (1) (8)	16/11/2006	2.10			2,262	377	2,638	0	0	0	0	0	0	0	0	0
BANCA SERFIN S.A. (1) (8)	28/04/2008	2.29			1,117,480	0	2,234,960	1,117,480	1,117,480	1,117,480	0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (1) (7)	29/12/2008	5.88			0	0	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA (4) (8)	23/12/2006	1.06			0	0	0	0	0	0	1,510	252	1,761	0	0	0
BANK OF AMERICA (1) (8)	23/12/2006	1.96			0	0	0	0	0	0	4,292	717	5,019	0	0	0
BANK OF AMERICA (1) (8)	26/12/2006	2.06			0	0	0	0	0	0	622,289	104,102	728,712	0	0	0
BANK OF AMERICA (2) (8)	23/12/2006	3.00			0	0	0	0	0	0	852	143	1,004	0	0	0
BANK OF AMERICA (2) (8)	23/12/2006	3.00			0	0	0	0	0	0	8,606	1,434	10,037	0	0	0
CITIBANK N.A. (1) (8)	16/04/2004	1.78			0	0	0	0	0	0	2,234,960	0	0	0	0	0
CITIBANK N.A. (1) (8)	17/05/2004	1.80			0	0	0	0	0	0	2,290,834	0	0	0	0	0
CITIBANK N.A. (1) (8)	27/12/2007	1.83			0	0	0	0	0	0	6,192,702	0	19,323,092	2,793,700	0	0
DERIVACION DE FONDOS (1) (8)	16/11/2006	1.98			0	0	0	0	0	0	2,224,681	537,608	1,361,942	0	0	0
DERIVACION DE FONDOS (2) (8)	16/11/2006	2.99			0	0	0	0	0	0	18,049	4,288	12,251	0	0	0
J.P. MORGAN CHASE (1) (8)	13/10/2005	2.26			0	0	0	0	0	0	1,955,590	0	2,793,700	0	0	0
BANCO SANTANDER CENTRAL HISPANO (1) (8)	20/03/2007	2.10			0	0	0	0	0	0	3,464,188	670,488	670,488	670,488	670,488	0
BAYERISCHE LANDESBANK GIROZENTRALE (1) (8)	09/09/2004	1.83			0	0	0	0	0	0	558,740	0	0	0	0	0
SANPAOLO IMI BANK N.Y. (1) (8)	18/06/2004	1.61			0	0	0	0	0	0	279,370	0	0	0	0	0
THE BANK OF NEW YORK (1) (8)	13/04/2004	1.99			0	0	0	0	0	0	446,992	0	446,992	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	10/11/2006	1.97			0	0	0	0	0	0	0	0	0	0	0	0
NYNEX CREDIT COMPANY (1) (7)	15/09/2009	8.33			0	0	0	0	0	0	24,639	24,639	49,277	24,639	24,639	24,777
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	02/07/2012	8.00			0	0	0	0	0	0	9,775	77,444	152,691	228,466	216,136	798,702
GENERAL FOODS CREDIT INVESTORS (1) (7)	30/05/2009	8.12		0	0	0	0	0	0	0	48,080	0	212,259	172,107	157,184	38,799
INTEREST PAYABLE			14,197		78,459	0	0	0	0	0	326,259	0	0	0	0	0
CONPROCA, S.A. DE CV (1) (7)	15/06/2010	8.40			0	0	0	0	0	0	1,620,003	0	1,758,942	1,909,797	2,073,591	5,995,752
INTEREST PAYABLE - CONPROCA					0	0	0	0	0	0	328,042	0	270,216	240,883	279,606	224,388
FSO INC. (1)(7)	30/09/2008	15.00			0	0	379,043	0	0	0	0	0	0	0	0	0
MINATILLAN					0	0	0	0	0	0	0	0	0	0	0	0
PEMEX FINANCE (1) (7)	15/11/2018	8.05			0	0	0	0	0	0	0	0	10,592,401	5,345,900.0	5,255,460.0	16,048,390
PEMEX FINANCE (1) (8)	07/04/2014	4.48			0	0	0	0	0	0	0	0	355,319	0	0	1,941,812
GUARANTEED BANK LOANS											0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (3) (7)	20/11/2015	2.40			346,479	0	692,958	346,479	346,479	2,425,354	0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (3) (7)	15/12/2009	3.16			258,578	0	517,156	258,578	258,578	258,560	0	0	0	0	0	0
EKSPORTFINANS ASA (1) (7)	30/06/2013	4.14			0	0	0	0	0	0	168,777	44,141	498,224	267,978	189,360	177,803
ABN AMRO BANK,N.V. (1) (8)	15/12/2013	2.38			0	0	0	0	0	0	1,478,698	336,240	3,293,640	1,814,942	1,814,942	5,229,612
ABN AMRO BANK,N.V. (1) (7)	29/03/2014	4.50			0	0	0	0	0	0	66,114	66,114	198,341	132,227	132,227	727,251
BANCO SANTANDER CENTRAL HISPANO (1) (8)	12/11/2008	1.89			0	0	0	0	0	0	150,859	126,165	356,121	142,927	39,781	0

STOCK EXCHANGE CODE: PEMEX QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denom. Pesos Up to One Year	Denom. Pesos More than a Year	Nat. Inst. Current Year	Nat. Up to 1 Year	Nat. Up to 2 Years	Nat. Up to 3 Years	Nat. Up to 4 Years	Nat. Up to 5 Years or More	For. Inst. Current Year	For. Up to 1 Year	For. Up to 2 Years	For. Up to 3 Years	For. Up to 4 Years	For. Up to 5 Years or more
BARCLAYS BANK,P.L.C. (1) (8)	20/03/2014	1.29	0	0	0	0	0	0	0	0	556,492	20,645	1,133,630	577,137	577,137	2,190,453
BNP PARIBAS (1) (8)	15/03/2014	1.41	0	0	0	0	0	0	0	0	139,685	139,685	1,815,905	279,370	279,370	1,536,535
DRESDNER BANK AG (1) (8)	01/06/2012	1.98	0	0	0	0	0	0	0	0	267,285	0	534,570	267,285	267,285	916,651
EXPORT DEVELOPMENT CANADA (1) (8)	28/07/2013	1.71	0	0	0	0	0	0	0	0	317,360	35,386	622,139	321,156	307,759	763,872
EXPORT DEVELOPMENT CANADA (1) (7)	15/05/2006	6.69	0	0	0	0	0	0	0	0	14,597	18,035	18,035	0	0	0
HSBC INVESTMENT BANK,PLC (1) (7)	26/09/2011	5.97	0	0	0	0	0	0	0	0	67,222	25,324	159,769	89,856	74,120	171,286
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	31/12/2012	2.17	0	0	0	0	0	0	0	0	203,533	28,549	435,614	232,082	232,082	788,851
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	15/12/2006	6.85	0	0	0	0	0	0	0	0	26,424	1,785	42,785	42,785	0	0
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	30/04/2012	1.94	0	0	0	0	0	0	0	0	52,885	0	105,771	52,885	52,885	185,099
HSBC INVESTMENT BANK, PLC (1) (8)	19/04/2014	1.57	0	0	0	0	0	0	0	0	9,145	0	36,579	18,289	18,289	100,591
HSBC INVESTMENT BANK, PLC (1) (7)	29/10/2007	6.06	0	0	0	0	0	0	0	0	72,701	25,847	103,763	23,605	0	0
NATEXIS BANQUE (2) (7)	30/06/2016	2.00	0	0	0	0	0	0	0	0	727	0	1,454	727	727	4,069
SOCIETE GENERALE (1) (8)	31/07/2009	1.39	0	0	0	0	0	0	0	0	404,449	258,909	867,853	315,815	191,444	45,696
STANDARD CHARTERED BANK (1) (8)	20/12/2013	1.27	0	0	0	0	0	0	0	0	223,496	0	446,992	223,496	223,496	1,019,477
J.P. MORGAN CHASE (1) (8) (10)	07/03/2012	1.27	0	0	0	0	0	0	0	0	34,560	34,560	103,681	69,120	69,120	221,218
DEUTSCHE BANK (1) (8)	15/12/2012	1.51	0	0	0	0	0	0	0	0	23,995	2,521	50,510	26,515	26,515	114,932
TORONTO DOMINION BANK (1) (8)	20/04/2009	1.22	0	0	0	0	0	0	0	0	33,633	0	134,533	67,266	65,292	31,659
THE BANK OF TOKYO,MITSUBISHI,LTD. (1) (8)	14/03/2013	1.76	0	0	0	0	0	0	0	0	248,329	248,329	744,987	496,658	496,658	2,234,960
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7)	07/06/2011	2.97	0	0	0	0	0	0	0	0	70,113	0	140,227	70,113	70,113	175,257
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	01/06/2012	6.64	0	0	0	0	0	0	0	0	223,496	0	446,992	223,496	223,496	782,236
MIZUHO CORPORATE BANK, LTD (1) (8)	08/06/2006	1.74	0	0	0	0	0	0	0	0	53,907	0	80,704	0	0	0
MIZUHO CORPARATE BANK, LTD (3) (7)	20/05/2010	2.00	0	0	0	0	0	0	0	0	1,501,497	0	3,002,946	1,501,473	1,501,473	2,252,323
INTEREST PAYABLE					65,273						345,470					0
TOTAL BANK LOANS			5,236,419	17,777,778	4,948,335	150,532	11,247,475	2,057,761	3,175,261	5,365,866	29,415,902	2,815,319	54,121,988	18,600,398	14,860,187	44,742,451
STOCK EXCHANGE (3)																
LISTED AT THE STOCK EXCHANGE																
GUARANTEED																
DEUTSCHE BANK (1) (8)	07/01/2005	2.65	0	0	0	0	0	0	0	0	0	0	0	0	0	0
DEUTSCHE BANK (3) (7)	05/12/2023	3.50	0	0	0	0	0	0	0	0	0	5,587,400	0	0	0	3,225,000
DEUTSCHE BANK (1) (7)	15/11/2011	6.13	0	0	0	0	0	0	0	0	0	0	0	0	8,381,100	0
DEUTSCHE BANK (1) (7)	01/02/2005	6.50	0	0	0	0	0	0	0	0	0	6,704,880	0	0	0	0
DEUTSCHE BANK (1) (7)	15/12/2014	7.38	0	0	0	0	0	0	0	0	0	0	0	0	0	19,555,900
DEUTSCHE BANK (5) (7)	18/12/2013	7.50	0	0	0	0	0	0	0	0	0	0	0	0	0	8,225,992
DEUTSCHE BANK (2) (7)	02/08/2007	7.75	0	0	0	0	0	0	0	0	0	0	0	6,868,030	0	0
DEUTSCHE BANK (1) (7)	01/02/2009	7.88	0	0	0	0	0	0	0	0	0	0	0	0	0	11,174,800
DEUTSCHE BANK (1) (7)	15/08/2008	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	8,381,100
DEUTSCHE BANK (1) (7)	30/03/2005	8.38	0	0	0	0	0	0	0	0	0	0	0	0	0	0
DEUTSCHE BANK (1) (7)	15/02/2008	8.50	0	0	0	0	0	0	0	0	0	0	0	0	11,174,800	0
DEUTSCHE BANK (1) (7)	01/12/2023	8.63	0	0	0	0	0	0	0	0	0	3,911,180	0	0	0	13,968,500
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	0	0	0	0	0	0	0	0	0	0	0	6,704,880	0	0
DEUTSCHE BANK (2) (9)	04/03/2008	9.10	0	0	0	0	0	0	0	0	0	0	0	0	1,418,817	0
DEUTSCHE BANK (1) (7)	13/10/2010	9.13	0	0	0	0	0	0	0	0	0	0	0	0	0	11,174,800
DEUTSCHE BANK (1) (7)	30/03/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,911,310
DEUTSCHE BANK (1) (7)	02/12/2008	9.38	0	0	0	0	0	0	0	0	0	0	0	0	6,685,257	0
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	0	0	4,469,962
J.P. MORGAN CHASE (1) (8)	15/10/2009	2.92	0	0	0	0	0	0	0	0	0	0	5,587,400	0	0	5,587,400
J.P. MORGAN CHASE (2) (7)	05/08/2013	6.25	0	0	0	0	0	0	0	0	0	0	0	0	0	6,868,030
J.P. MORGAN CHASE (2) (7)	05/04/2010	6.63	0	0	0	0	0	0	0	0	0	0	0	0	0	10,302,045
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	18/10/2007	4.93	0	13,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	08/10/2009	5.81	0	13,500,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (7)	14/10/2010	8.38	0	6,172,000	0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PEMEX QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)							Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
			Up to One Year	More than a Year	Time Interval							Time Interval					
					Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More		Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
LLOYDS TSB (5) (7)	31/03/2006	14.50	-	0	0	0	0	0	0	0		0	0	1,028,249	0	0	0
CITIBANK N.A. (2) (8)	14/04/2004	3.74	0	0	0	0	0	0	0	0		2,482,929	0	0	0	0	0
CITIBANK N.A. (2) (7)	13/08/2007	7.38	0	0	0	0	0	0	0	0		0	0	0	5,320,562	0	0
CITIBANK N.A. (1) (7)	01/06/2007	9.00	0	0	0	0	0	0	0	0		0	0	0	2,793,700	0	0
INTEREST PAYABLE			184,690	0	0	0	0	0	0	0		4,173,207	0	0	0	0	0
REPCON LUX		4.50	0	0	0	0	0	0	0	0		0	0	0	0	0	15,351,247
INTEREST PAYABLE - REPCON LUX			0	0	0	0	0	0	0	0		124,729	0	0	0	0	0
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			184,690	32,672,000	0	0	0	0	0	0		6,760,865	16,203,460	6,615,649	21,687,172	27,659,974	122,196,086
SUPPLIERS																	
OTHER SUPPLIERS			21,915,830		0	0	0	0	0	0		0	0	0	0	0	0
TOTAL SUPPLIERS			21,915,830		0	0	0	0	0	0		0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			14,737,710	0	0	0	0	0	0	0		0	0	0	0	0	0
OTHER LIABILITIES			14,737,710	0	0	0	0	0	0	0		0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES, OTHER CREDITS			14,737,710	0	0	0	0	0	0	0		0	0	0	0	0	0
GENERAL TOTAL			42,074,649	50,449,778	4,946,335	150,532	11,247,475	2,057,781	3,175,261	5,365,866		36,196,767	19,018,779	60,737,517	40,287,570	42,520,161	166,938,537

NOTES:

ACCOUNTING EXCHANGE RATES

CURRENCIES
(1) Dollars   11.17480
(2) Euros   13.73606
(3) Japanese Yens   0.10750
(4) Swiss Francs   8.82273
(5) Sterling Pounds 20.56498
(6) Pesos

TYPE OF RATE
(7) Fix Rate
(8) Libor Rate
(9) Floating Rate
(10) Discount Rate
(11) TIE Rate
(12) Cetes

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	5,251,809	58,687,915	1,376,218	15,378,961	74,066,876
LIABILITIES POSITION	33,379,915	373,013,874	7,605,266	84,987,326	458,001,200
SHORT TERM LIABILITIES POSITION	8,402,171	93,892,580	366,805	4,098,976	97,991,556
LONG TERM LIABILITIES POSITION	24,977,744	279,121,294	7,238,461	80,888,350	360,009,644
NET BALANCE	-28,128,106	-314,325,959	-6,229,048	-69,608,365	-383,934,324

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS
American Dollars 11.1748
Japanese Yens   0.1075
Sterling Pounds   20.56498
Swiss Francs   8.82273
Euros   13.73606

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing   **NOT APPLICABLE**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	3,536,744
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	0	0
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	0
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					3,536,744

OBSERVATIONS

PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO
MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL
STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH A QUARTERLY ACCRUED
AMOUNT OF 3,536,744. THUS, WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB   QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS OBTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

41

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/0R SERVICE

ANNEX 9

CONSOLIDATED

Final printing

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP		0	0
Crude oil production (tbpd)		3,639	93
Gas Production (mmcfpd)		4,689	97
REFINING		0	0
Atmospheric destillation capacity (tbpd)		1,540	83
Cadereyta		275	81
Madero		190	72
Minatitlán		185	95
Salamanca		245	61
Salina Cruz		330	93
Tula		315	91
Storage and Distribution Facilities (tbpd)		13,056	100
GAS AND BASIC PETROCHEMICALS		0	0
Sweetening Gas plant (mmcfpd)		4,503	75
Cactus		1,960	75
Nuevo Pemex		880	84
Ciudad Pemex		1,290	76
Matapionche		109	80
Poza Rica		230	34
Arenque		34	98
PETROCHEMICALS		0	0
Production Capacity (tt)		3,107	46
Camargo (in desincorporation process)		83	0*
Cangrejera		797	81
Cosoleacaque		1,237	28
Escolín		84	9
Independencia		72	45
Morelos		563	67
Pajaritos		254	2
Tula		19	74
Distribution Facilities		0	0
Petrochemicals (tt) Note 1		234	85

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1.- Percentage used of the Petrochemicals Distribution Facilities is 0, since Camargo is in
is in desincorporation process.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
SOUR WET GAS	PEMEX EXPLORATION & PRODUCTION				73.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

SIFIC/ICS ·

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		% OF MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE	TRADEMARKS	COSTUMERS
REFINED PRODUCTS:							
L.P. GAS	252		347	10,298,482			
MAGNA SIN GASOLINE	397		509	23,386,967	100	Pemex Magna	Distributors
PREMIUM GASOLINE	43		108	5,545,126	100	Pemex Premium	Distributors
JET FUEL	68		58	2,269,933			
DIESEL	325		286	12,283,222	100	Pemex Diesel	Distributors
FUEL OIL	386		341	7,400,452			
OTHER REFINED PRODUCTS	110		61	1,104,532			
PETROCHEMICAL PRODUCTS:							
METHANE DERIVATIVES	374		204	564,616	83	(1)	(5)
ETHANE DERIVATIVES	473		205	1,601,636	54	(2)	(6)
AROMATICS AND DERIVATIVES	287		127	904,493	32	(3)	(7)
PROPYLENE AND DERIVATIVES	25		28	551,353	21	(4)	(8)
OTHER PETROCHEMICAL PRODUCTS	1,388		269	183,724			
DRY GAS	3,070		2,755	15,461,635			
IEPS				19,829,298			
EFFECT B-10				391,595			
T O T A L				101,777,064			

OBSERVATIONS:

(1) UNIVEX, S.A.; MASAGRO S.A. DE C.V.; PRAXAIR MEXICO S.A. DE C.V.; INTEGRADORA APRODIFER, S.A. DE C.V.; AGROGEN, S.A. DE C.V.; FERTIREY, S.A. DE

(2) POLIOLES, S.A. DE C.V.; INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.; GRUPO CELANESE, S.A.; POLIMERO Y

(3) PETROCEL, S.A.; RESIRENE, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; NEGOCIACION ALVI, S.A. DE C.V.; POLIESTIRENO Y

(4) CELULOSA Y DERIVADOS, S.A. DE C.V.; GRUPO CELANESE, S.A.; DOW QUIMICA MEXICANA, S.A. DE C.V.; KALTEX FIBERS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES			MAIN		
	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL (tbd)			1,844	48,696,169	U.S.A. & CAN	NOT APPLICABLE	SEVERAL
REFINED PRODUCTS			179	5,447,936			
PETROCHEMICAL PRODUCTS			835	600,420			
MARGINAL EFFECT				7,957,204			
B-10 EFFECT				437,796			
T O T A L				63,139,525			

|

Tbd - thousand barrels per day
M$ - thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons
a) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.
b) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acetaldehyde, ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.
c) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes and paraxylenes.
d) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile and propylene.
The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB   QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing

| SERIAL | NOMINAL VALUE | VALID COUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0			0	0	83,914,402
TOTAL			0	0	0	0	0	83,914,402

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION
BY:

CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

| | | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | | | | |
	SERIAL				AT QUARTER		

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB   QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

Final printing

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB   QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 14

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

Final printing

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result of translation.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	PETROLEOS MEXICANOS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME:	ACCOUNTANT MARIA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FELIPE CALDERON HINOJA
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	felipech@energia.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. RAUL MUÑOZ LEOS

49

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA

POSITION:	GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JUAN CARLOS SORIANO ROSAS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 84 25
FAX:	19 44 93 07
E-MAIL:	jcsoriano@dca.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JOSÉ CÉSAR NAVA VÁZQUEZ
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 6231
FAX:	5000 6048 ·
E-MAIL:	jcnava@energia.gob.mx

POSITION BMV:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
POSITION:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
NAME:	LIC. RAOUL CAPDEVIELLE OROZCO
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 30
FAX:	19 44 80 81
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ADVISOR COORDINATOR OF THE CHIEF FINANCIAL OFFICER
NAME:	LIC. ESTEBAN LEVÍN BALCELLS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47

51

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

E-MAIL:	elevin@dcf.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. MARTHA AVELAR VILLEGAS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 89 59
FAX:	19 44 94 35
E-MAIL:	mavelar@pemex.com

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB   QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, MAY 31st, 2004

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB   QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.